Exhibit 21.1

Subsidiaries of Encore Energy Partners LP as of February 28, 2011

Name of Subsidiary	State or other Jurisdiction of Incorporation or Organization

Encore Energy Partners Operating LLC	Delaware

Encore Energy Partners Finance Corporation	Delaware

Encore Clear Fork Pipeline LLC	Delaware